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                                                                     EXHIBIT 8.2

                           ANDERSON ASSOCIATES, LLP

                          Certified Public Accountants
                                7621 Fitch Lane
                           Baltimore, Maryland 21236
                                 410-882-8050

Board of Directors
Northfield Federal Savings
8005 Harford Road
Baltimore, MD 21234

Gentlemen:

     You have requested an opinion from this firm regarding the tax consequences of the conversion of Northfield Federal Savings (the "Association") from a federally chartered mutual savings association to a federally chartered capital stock savings bank with the name "Northfield Federal Savings Bank" (the "Converted Bank") and the concurrent acquisition of 100% of the outstanding capital stock of the Converted Bank by Northfield Bancorp, Inc., (the "Company"), a Maryland corporation formed at the direction of the Board of Directors of the Association to become the parent holding company of the Converted Bank (the "Conversion").

     You have previously received a favorable opinion of counsel ("Federal Tax Opinion") stating that the conversion of the Bank from mutual to stock form under the Plan of Conversion would not result in adverse federal income tax consequences to the Association or to its eligible account holders (except to the extent of gain, if any, recognized upon the receipt of subscription rights and interest in the liquidation amount established as part of the conversion) under the Internal Revenue Code of 1986, as amended ("Code"). The Federal Tax Opinion rendered is predicated upon Revenue Ruling 80-105, 1980-1 C.B. 78, which holds that a similar transaction qualified as a tax-free reorganization under section 368(a)(1)(F) of the Code. The Federal Tax Opinion provides that, based upon the facts and circumstances attendant to the stock conversion of the Association and described within the opinion, no adverse federal income tax consequences would result to the Association or its eligible account holders (except to the extent of gain, if any, recognized upon the receipt of subscription rights and interest in the liquidation amount established as part of the conversion) by virtue of the implementation of the Plan of Conversion.

     The laws of the State of Maryland will, for income tax purposes, treat the stock conversion of the Association in a manner which is, essentially, identical to the treatment accorded to it by the Internal
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Board of Directors
Northfield Federal Savings
Page 2

Revenue Code for income tax purposes. Based upon the facts and circumstances attendant to the conversion as described in the Federal Tax Opinion, the foregoing revenue ruling and provision of the Code and the Federal Tax Opinion rendered, it is our opinion that under the laws of the State of Maryland no adverse income tax consequences will be incurred by either the Association or its eligible accounts holders (except to the extent of gain, if any, recognized upon the receipt of subscription rights and interests in the liquidation amount established as part of the conversion) as a result of the implementation of the Plan of Conversion.

     The opinion herein expressed specifically does not include, without limitation by the specification thereof, an opinion with respect to any franchise tax or capital stock taxes which might result from the implementation of the Plan of Conversion. Finally, we hereby consent to the filing of this opinion as an exhibit to the Form AC of the Association filed with the Office of Thrift Supervision and the Registration Statement on Form SB-2 of the Holding Company filed with the Securities and Exchange Commission.


                                             Very truly yours,


                                         Anderson Associates, LLP

                                   By ___________________________________
                                       William R. Anderson, CPA